January 16, 2009
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Jim B. Rosenberg

Re:	MiddleBrook Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007 Form 10-Q for the Quarterly Period Ended September 30, 2008
File No. 0-50414
Ladies and Gentlemen:
          On behalf of MiddleBrook Pharmaceuticals, Inc. (the “Company”), we submit this letter in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 4, 2008, relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2007 and the Company’s Form 10-Q for the Quarterly Period Ended September 30. 2008 (File No. 0-50414).
          We appreciate your review and comments to assist us in our compliance with the applicable disclosure requirements. In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with the Company’s response.
Form 10-K for the year ended December 31, 2007
Critical Accounting Policies and Estimates
Revenue Recognition, page 39
1.	Your allowances for discounts, chargebacks and rebates and your accrual for sales returns are material to your gross accounts receivable. We believe that your disclosure related to estimates of items that reduce gross revenue such as chargebacks, rebates, returns, free or discounted products and other discounts and allowances could be improved as follows:
a.	Disclose the nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

b.	Disclose in more specificity the factors that you consider in estimating each accrual. To the extent applicable, please disclose how you consider levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.

c.	To the extent that information you consider in b) is quantifiable, disclose both quantitative and qualitative information and discuss to what extent information is from external sources, e.g. end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand. For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product in sales dollars that could potentially be returned as of the balance sheet date and disaggregated by expiration period.

d.	If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer’s ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

e.	Disclose a roll forward of the accrual for each estimate for each period presented and showing the following:
•	Beginning balance,

•	Current provision related to sales made in current period,

•	Current provision related to sales made in prior periods,

•	Actual returns or credits in current period related to sales made in current period,

•	Actual returns or credits in current period related to sales made in prior periods, and

•	Ending balance.
f.	In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue, i.e. product returns, chargebacks, customer rebates and other discounts and allowances, including the effect that changes in your estimates of these items had on your revenues and operations.
     Following is a revision to our disclosure of the Revenue Recognition discussion as disclosed under Critical Accounting Policies and Estimates beginning on page 39 of our Form 10-K for the period ended December 31, 2007. The below revised disclosure has taken into account your comments in a. through f. above. We will prospectively incorporate this format of discussion beginning with our Form 10-K for the period ended December 31, 2008 which will be filed in March, 2009.
Revenue Recognition
     We recognize revenue for the sale of pharmaceutical products and for payments received, if any, under collaboration agreements for licensing, milestones, and reimbursement of development costs as follows:
     Product Sales.  Revenue from product sales, net of estimated provisions, is recognized when there is persuasive evidence that an arrangement exists, delivery has occurred, the selling price is fixed or determinable, and collectability is reasonably probable. Our customers consist primarily of large pharmaceutical wholesalers who sell directly into the retail channel. Provisions for sales discounts, and estimates for chargebacks, service fees, rebates, and product returns are established as a reduction of product sales revenue at the time revenues are recognized, based on historical experience adjusted to reflect known changes in the factors that impact these reserves.

     Product Returns.  In the pharmaceutical industry, customers are normally granted the right to return product for a refund if the product has not been used prior to its expiration date, which for our Keflex product is typically three years from the date of manufacture. Our return policy typically allows product returns for products within an eighteen-month window from six months prior to the expiration date and up to twelve months after the expiration date.
     As of December 31, 2007 and 2006, the liability for product returns was $1.4 million and $0.9 million, respectively, and was recorded within Accrued expenses and advances on our consolidated balance sheet. The increased liability balance is the result of significantly higher sales in 2007 compared to 2006, driven by the launch of our Keflex 750 mg product during the third quarter of 2006. We estimate the level of sales which will ultimately be returned pursuant to our return policy, and record a related reserve at the time of sale. These amounts are deducted from our gross sales to determine our net revenues.
     Our estimates take into consideration historical returns of our products, estimated product in the trade channel, remaining time until expiration and our future expectations. We periodically review the reserves established for returns and adjust the reserves and estimates based on actual experience. The amount of actual product returns could be either higher or lower than the amounts accrued by us. Changes in our estimates would be recorded in the income statement in the period of the change. If we over or under estimate the quantity of product which will ultimately be returned, there may be a material impact to our financial statements. Based on historical experience, we have estimated and accrued approximately 6% of gross product sales to cover future product returns. Changing that accrual rate by one percentage point would result in approximately $127,000 impact to our financial results.
     Distribution Service Fees.  As is consistent with industry practice, we enter into distribution and inventory management agreements with our key wholesalers to provide incentives to effectively manage channel inventory and provide timely and accurate data with respect to inventory levels and data regarding sales activity.
     The distribution service fees paid to each wholesaler are based on a contract and are unique to each wholesaler. Therefore, the reserve fluctuates based on the product mix and sales levels to each wholesaler. As of December 31, 2007 and 2006, the reserves for wholesaler rebates were approximately $340,000 and $100,000, respectively, and were recorded as a reduction of gross accounts receivable. The increased reserve balance compared to the prior year is the result of increased sales combined with the timing of the deductions taken by wholesalers.
     Chargebacks and Rebates.  Chargebacks and rebates represent the difference between the prices at which we sell our products to wholesalers and the sales price ultimately paid under fixed price contracts by third party payers, including governmental agencies. We record an estimate at the time of sale of the amount to be charged back to us or rebated to the end user.
     As of December 31, 2007 and 2006, reserves for chargebacks were approximately $238,000 and $100,000, respectively, and recorded as a reduction of gross accounts receivable. The reserves for Medicaid rebates were approximately $183,000 and $101,000, respectively, for the same periods and were recorded within Accrued expenses and advances. The increases in the reserve balances compared to prior year is driven by increased sales in 2007 compared to 2006.

     We have recorded reserves for chargebacks and rebates based upon various factors, including current contract prices, historical trends, estimated inventory levels and our future expectations. The amount of actual chargebacks and rebates claimed could be either higher or lower than the amounts we accrued. Changes in our estimates would be recorded in the income statement in the period of the change. The accrual rates for chargebacks and rebates are more predictable than for product returns due to the amount of the chargeback or rebate generally being based on contracted dollar amounts or percentages. Additionally, chargebacks and Medicaid rebates are typically accrued and paid out (or deducted by customers) within one to three fiscal quarters compared to product returns which could take up to three years subsequent to the date of sale. As a result of the more predictable nature of chargebacks and Medicaid rebates, we do not believe that the actual amounts claimed would be materially different than the amounts previously accrued and reflected in our financial statements.
     Other Sales Allowances and Reserves. We also record other sales allowances and reserves that reduce the total of our gross product revenue. These allowances and reserves include cash discounts, coupon redemption estimates and pricing discounts. Cash discounts are for prompt payments from customers and are estimated based on customer payment terms and historical experience. Cash discount reserves are recorded as an allowance against accounts receivable. Coupon redemptions are based on the specific terms of the coupon and timing and quantity of distribution combined with historical redemption rates. The reserve for coupon redemption is recorded as a liability within Accrued expenses and advances. Pricing discounts are based on the specific terms of each discount and are recorded at the time of the sale of such discounted product.
     The following table shows the balances of liabilities and accounts receivable valuation accounts resulting from sales reserves and allowances at each balance sheet date:

	December 31,
	2007	2006

Product returns	1,415,000	937,000
Rebates and other	262,000	113,000

Accrued returns, rebates and other [1]	$1,677,000	$1,050,000

Distribution service fees[2]	340,000	100,000
Chargebacks[2]	238,000	100,000
Cash discounts[2]	25,000	17,000

[1]	Accrued returns, rebates and other are reported within Accrued expenses and advances on the consolidated balance sheet.

[2]	Distribution fees, chargebacks and cash discounts are reported as valuation allowances against accounts receivable on the consolidated balance sheet.

The following table summarizes the activity of accrued returns, distribution fees, chargebacks and other sales allowances:

					Rebates &	Total Accrued
	Product	Distribution		Cash	Other Sales	Sales Reserves
	Returns	Service Fees	Chargebacks	Discounts	Allowances	& Allowances
Balance at December 31, 2004	$195,000	$38,400	$27,000	$9,700	$81,500	$351,600
Provision made for sales during period	726,200	252,100	117,300	122,900	116,200	1,334,700
Provision/(benefit) for sales in prior periods	—	—	—		—	—
Payments/credits	(79,100)	(77,300)	(78,500)	(112,100)	(42,300)	(389,300)
Balance at December 31, 2005	842,100	213,200	65,800	20,500	155,400	1,297,000
Provision made for sales during period	351,200	454,700	122,700	120,200	69,000	1,117,800
Provision/(benefit) for sales in prior periods	—	—	—		—	—
Payments/credits	(256,300)	(568,100)	(88,600)	(123,500)	(111,900)	(1,148,400)
Balance at December 31, 2006	937,000	99,800	99,900	17,200	112,500	1,266,400
Provision made for sales during period	746,800	604,000	254,100	261,400	406,100	2,272,400
Provision/(benefit) for sales in prior periods	—	—	—		—	—
Payments/credits	(269,400)	(364,200)	(116,400)	(253,000)	(256,100)	(1,259,100)

Balance at December 31, 2007	$1,414,400	$339,600	$237,600	$25,600	$262,500	$2,279,700

Form 10-Q for the quarter ended September 30, 2008
7. Intangible Assets, page 13
2.	Please tell us why it was appropriate to revalue the intangible assets re-purchased from Kef and Lex, entities previously consolidated under FIN 46R. Tell us the accounting literature you are using to justify your accounting treatment. In your response, please tell us how you considered the related party nature of Kef and Lex in your accounting.
     MiddleBrook sold the Keflex brand name, New Drug Applications and product inventories to Deerfield Management and certain subsidiaries, collectively, Deerfield, on November 7, 2007 for $7.5 million. Deerfield created two subsidiaries, Kef and Lex, collectively the Deerfield Entities, to hold these acquired assets. Deerfield retained 100% of the voting interests and share ownership in both Kef and Lex. MiddleBrook’s management continued to operate the Keflex business. MiddleBrook was required to pay royalty and consignment payments to the Deerfield Entities.
     In accordance with the Stock Purchase Agreements between MiddleBrook and each of the Deerfield Entities, MiddleBrook had a right, but no obligation or economic compulsion, to repurchase the Keflex assets through the acquisition of the Deerfield Entities, as long as certain pre-defined purchase option extension payments were made. Additionally, prior management did not originally intend to repurchase the asset.

     As previously detailed, MiddleBrook consolidated both Kef and Lex under the provisions of FIN46R, fully offset by the 100% noncontrolling interest held by Deerfield in the Deerfield Entities.
     On July 1, 2008, MiddleBrook and Deerfield, along with several of its affiliates including the Deerfield Entities, entered into an agreement to exercise the stock purchase right in accordance with Section 2.1 of each the Kef Stock Purchase Agreement and the Lex Stock Purchase Agreement, both dated November 7, 2007. This decision was made primarily due to a significant planned financing which was to involve a change in senior management at MiddleBrook. This new management team placed significant value on the Keflex brand and took advantage of the repurchase right.
     The purchase closed on September 4, 2008. According to the Kef and Lex Stock Purchase Agreements, MiddleBrook purchased the Deerfield Entities for a combined total of $11.0 million plus cash on hand less accrued expenses and any purchase option extension payments previously made ($1.35 million had already been paid prior to the closing).
     Upon repurchasing the Keflex assets, MiddleBrook determined that they should be accounted for through the purchase method. According to paragraph 11 of SFAS 141: Business Combinations,
The acquisition of some or all of the noncontrolling interests in a subsidiary is not a business combination. However, paragraph 14 of this Statement specifies the method of accounting for those transactions.
     Per paragraph 14,
The acquisition of some or all of the noncontrolling equity interests in a subsidiary—whether acquired by the parent, the subsidiary itself, or another affiliate—shall be accounted for using the purchase method.
     Based upon the purchase method, MiddleBrook referred to SFAS 142: Goodwill and Other Intangible Assets, particularly paragraph 9:
An intangible asset that is acquired either individually or with a group of other assets (but not those acquired in a business combination) shall be initially recognized and measured based on its fair value.  General concepts related to the initial measurement of assets acquired in exchange transactions, including intangible assets, are provided in paragraphs 5–7 of Statement 141.  The cost of a group of assets acquired in a transaction other than a business combination shall be allocated to the individual assets acquired based on their relative fair values and shall not give rise to goodwill.
     Based on this accounting, MiddleBrook applied the total purchase price for the Deerfield Entities, including the purchase option extension payment, and allocated it first to cash, inventory and prepaid taxes. The balance of the purchase price was determined to be the acquired fair value of the intangible asset.
     While the Deerfield Entities were determined to be VIEs, with MiddleBrook as the primary beneficiary, and accounted for accordingly, Deerfield Management was not determined to be a related party. At the time of the initial Stock Purchase Agreements between MiddleBrook and Deerfield, Deerfield owned approximately 6.5% of the equity interests in MiddleBrook and held no seats on the Board of Directors. Because Deerfield was not considered a related party, their investor relationship with MiddleBrook did not impact the accounting for the transaction.

     At the time of the re-acquisition, MiddleBrook performed a cash flow analysis and determined that it supported the new basis in the Keflex intangible assets and that there is no indication of an impairment at this value.
12. Private Placement of Common Stock – January 2008, page 15
3.	You disclose that you evaluated the 3.5 million warrants issued in this transaction under EITF 00-19 and determined that they should be classified in equity. In Note 23 to your December 31, 2008 Form 10-K on page F-35 you indicate that these warrants contain provisions for cash settlement at the option of the holder under certain circumstances, including certain reorganization or merger transactions. In Note 10 you disclose that you recorded the fair value of the warrants issued in November 2007 associated with the Deerfield Transaction as liabilities under EITF 00-19 because the warrants contain provisions for cash settlement at the option of the holder under certain circumstances, including a major asset sale or acquisition. Please explain to us all the conditions under which all your warrants may be net-cash settled and reference for us the authoritative literature you relied upon to support your warrant classification as either liabilities or equity. In your response please specifically compare and contrast the provisions of the warrants issued in your January 2008 private placement and the November 2007 Deerfield Transaction causing differing classification under EITF 00-19.
     According to Emerging Issues Task Force 00-19: Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, or EITF 00-19, contracts (including warrants) that are indexed to a company’s own stock are initially classified as either equity or an asset or liability.
     Generally, the following guidance applies with regards to such classifications (per paragraph 8 of EITF 00-19):
Equity
•         Contracts that require physical settlement or net-share settlement
•         Contracts that give the company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), assuming that all the criteria set forth in paragraphs 12-32 have been met.
Assets or liabilities
•         Contracts that require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the control of the company)
•         Contracts that give the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement).

     Based upon the criteria set forth in paragraphs 12 – 32 of EITF 00-19, which outline the conditions necessary for warrants to be accounted as equity, and the provisions of each of MiddleBrook’s warrants, MiddleBrook determined the November 2007 warrant should be accounted for as a liability as there were circumstances outside of MiddleBrook’s control that provided the warrant holder, at its option, the opportunity to request a net-cash settlement in circumstances where other equity holders would not be provided the same option.
     Following is a table that summarizes the criteria in paragraphs 12 — 32 of EITF 00-19 that must be met to qualify equity accounting and compares each of the criteria to the provisions of the warrants issued in November 2007 and January 2008. As summarized below, the January 2008 warrants meet all eight criteria to be considered equity while the November 2007 warrants did not meet all eight criteria and thus were required to be accounted for as a liability. Capitalized terms in the table below have the meanings ascribed in the respective warrant agreement.

	EITF 00-19 Criteria	November 2007 Warrants	January 2008 Warrants
1	The contract permits the company to settle in unregistered shares. (Para. 14-18)	Condition is met. MiddleBrook delivered unregistered shares to the warrant holders in the private placement. Section 2(e) of the Warrant Agreement states that “The Holder understands that until such time as this Warrant and the Exercise Shares have been registered, this Warrant and the Exercise Shares may bear a restrictive legend...” MiddleBrook was not required to deliver registered shares.	Condition is met. The Warrant Agreement clearly states in Section 9, “Transfer Restrictions,” paragraph (a) that “The holder of this Warrant acknowledges that this Warrant and the Warrant Stock have not been registered under the Securities Act of 1933...and agrees not to sell, encumber or otherwise transfer this Warrant or any Warrant Stock issued upon its exercise unless (i) there is an effective registration statement...” MiddleBrook is not required to deliver registered shares.

2	The company has sufficient authorized and unissued shares available to settle the contract, considering all its other commitments. (Para. 19)	Condition is met. MiddleBrook has 225 million authorized shares and, as of December 31, 2007, a total of approximately 64.5 million of the authorized shares were utilized for common stock (46.7 million), options (4.8 million, including unvested), and warrants (13.0 million). In excess of 160 million authorized shares were available to cover the 3.0 million of warrants in the contract, which are included in the numbers above.	Condition is met. MiddleBrook has 225 million authorized shares and, as of December 31, 2007, a total of approximately 64.5 million of the authorized shares were utilized for common stock (46.7 million), options (4.8 million, including unvested), and warrants (13.0 million). In excess of 160 million authorized shares were available to cover the 3.5 million shares underlying the warrants in the contract.

3	The contract contains an explicit limit on the number of shares to be delivered in a share settlement. (Para. 20-24)	Condition is met. The limit is explicitly stated as 3,000,000 shares.	Condition is met. The limit is explicitly stated as 3,500,001 shares.

4	There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC. (Para. 25)	Condition is not met. A failure to effect registration is an Event of Failure which would have become an Event of Default if not cured for a period of more than 30 days, under Section 11(a)(1) of the Warrant Agreement. The Event of Default required the immediate mandatory redemption of the warrants in cash based on the Black-Scholes value. If an Event of Failure occurred (but before it became an Event of Default), MiddleBrook would have been liable for “failure payments” under Section 10(b) of the Warrant. These payments would have been liquidated damages and evaluated separately under SFAS 5, in accordance with FSP EITF 00-19-2, issued in December 2006. The FSP made scope exceptions for registration payment arrangements to SFAS 133, SFAS 150, and FIN 45. Paragraph 8 of FSP EITF 00-19-2 states that the financial instrument subject to the registration payment arrangement shall be recognized and measured in accordance with GAAP without regard to the contingent obligation to transfer contingent consideration pursuant to the registration payment arrangement. The contingent obligation under a registration payment arrangement is to be recognized and measured in accordance with SFAS 5 and FIN 14.	Condition is met. No such provision in the Warrant or related agreements, except for registration rights payment arrangements as discussed below. Note that, to the extent MiddleBrook does not make timely filings with the SEC or otherwise does not maintain the effectiveness of its registration statement, cash payments may be required for liquidated damages under the provisions of the Registration Rights Agreement. The accounting for these potential liquidated damages is now specifically covered by FSP EITF 00-19-2, issued in December 2006, and scope exceptions for registration payment arrangements were made to SFAS 133, SFAS 150, and FIN 45. Paragraph 8 of FSP EITF 00-19-2 states that the financial instrument subject to the registration payment arrangement shall be recognized and measured in accordance with GAAP without regard to the contingent obligation to transfer contingent consideration pursuant to the registration payment arrangement. The contingent obligation under a registration payment arrangement is to be recognized and measured in accordance with SFAS 5 and FIN 14, not EITF 00-19.

	EITF 00-19 Criteria	November 2007 Warrants	January 2008 Warrants
5	There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (i.e. no “top-off” or “make-whole” provision).
	(Para. 26)	Condition is met. No such provision existed in the agreements. There was no guaranteed financial return to the investors. Indemnity provisions in the purchase agreement only applied in certain situations such as fraud, not to reimburse investors for economic losses.	Condition is met. No such provision exists in the agreements. There is no guaranteed financial return to the investors.

6	The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares. (Para. 27-28)	Condition is not met. Under the Warrant Agreement, there were several provisions for a warrant holder (Deerfield) to receive cash at its option.

Section 5(c)(i) of the Deerfield warrant agreement provided that, in the event of a Major Transaction, the holder of the warrant (Deerfield), at its option, may require MiddleBrook to redeem the holder’s outstanding warrants, based on a Black-Scholes valuation, in accordance with Section 5(c)(iii). Note: Section 5(c)(iii) limited the cash redemption of the warrants to the cash consideration provided by the Major Transaction.

Section 11(b) of the Deerfield warrant agreement provided that if an “Event of Default” occurred, then, unless waived by the warrant holder, the outstanding amount of the Warrant would have been immediately redeemed, based on the Black-Scholes value of the warrants.	Condition is met. There is no provision for a warrant holder to receive cash from MiddleBrook at its option for settlement of the warrants. The warrant holder does not have a put option.

In three specific limited circumstances, included in “Fundamental Transactions” in the Warrant Agreement the warrant holders have a right to a net-cash settlement. This is effectively only a redemption option, as their shares are potentially redeemable only in a transaction where the company is merged or “goes private.” In these situations, control of the decision as to whether the transactions occur or not is by MiddleBrook (or its controlling shareholders), not the warrant holders. MiddleBrook could not be forced to pay cash to the warrant holders while the holders of shares underlying the contract received shares; as discussed below, the warrant holders would only receive cash in transactions where common stockholders are also receiving cash.

The three specific Fundamental Transactions where the warrant holders could receive net-cash settlements are:
(1) An acquisition primarily for cash. (See FN 1) (2) A “going private” transaction as defined in Rule 13e-3 under the Exchange Act. (See FN 2) (3) An acquisition, merger or sale with or into a Person not traded on an Eligible Market (See FN3)

7	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract. (Para. 29-31)	Condition is not met. The warrant holder was treated at the same rank as a common stock stockholder, with the exception of the ranking in a distribution of cash in a Major Transaction and subsequent thereto. Section 5(c)(iii) of the Warrant provided that, if the cash consideration received in a Major Transaction is not sufficient to fully redeem the Black-Scholes value of the Deerfield warrants, no cash or debt instruments related to the Major Transaction will be distributed to other security holders until Deerfield’s entire “redeemed amount” has been redeemed in cash.	Condition is met. The warrant holder is treated at the same rank as a common stockholder.

	EITF 00-19 Criteria	November 2007 Warrants	January 2008 Warrants
8	There is no requirement in the contract to post collateral at any time or for any reason. (Para. 32)	Condition is not met. In the event of a “Major Transaction,” Section 5(c)(iv) provided that MiddleBrook had a requirement to place into an escrow account an amount in cash equal to the warrant redemption price. This escrow account could have been considered similar to a collateral arrangement.	Condition is met. MiddleBrook has no requirement to post any collateral in connection with the warrant agreement.
FOOTNOTES FOR TABLE

FN1	In this situation, the common stockholders would also receive cash, which is specifically permissible by Paragraph 27 of EITF 00-19, so the condition would be met. In addition, this is effectively a liquidation of the public company with a final payout to all of the stockholders, and Paragraph 12 of EITF 00-19 indicates that this outcome is to be excluded from the EITF 00-19 analysis.

FN2	A “going private” transaction as defined in Rule 13e-3 is a transaction where purchases of equity securities, a tender offer for equity securities, or a solicitation by the issuer (i.e. MiddleBrook) or an affiliate in connection with a merger or sale of assets reduces the number of stockholders of record below 300. The only practical way to reduce stockholders of record to below 300 would be to exchange their shares for cash. A transaction that is a cash-for-stock exchange is included in (1) above.

FN3	If the transaction is cash-for-stock, it is covered in (1) above. If it is a stock-for-stock exchange, the warrant holders would not receive cash for their warrants.
     As described in the table above, the November 2007 warrants did not meet all of the requirements for equity accounting and were appropriately accounted for as a liability while the January 2008 warrants did meet all eight of the requirements and are accounted for as equity.
* * * * *
In response to the Staff’s request, MiddleBrook Pharmaceuticals, Inc. hereby acknowledges as follows:
•	MiddleBrook Pharmaceuticals, Inc. is responsible for the adequacy and accuracy of the disclosure in its Filings.

•	Comments by the Staff or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our Filings.

•	MiddleBrook Pharmaceuticals, Inc. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Thank you for your consideration of our responses and observations to your comments. We hope our responses have been complete and answer your questions. If you have further questions or if you need any additional information, or if you wish to discuss this letter in greater detail please contact me at (817) 837-1200. Thank you for your assistance.
Sincerely,
/s/ David Becker
David Becker
Executive Vice President and Chief Financial Officer

cc:	Cynthia Tirpak, VP, Controller (via email)
Brad Cole, SVP, General Counsel (via email)
Fred Kanner, Dewey LeBoeuf LLP (via email)